March 13, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Attention: Christina Chalk & Laura McKenzie

Re:	Choice Hotels International, Inc.

Wyndham Hotels & Resorts, Inc.

Schedule TO-T/A filed on March 11, 2024 and filed by Choice Hotels

International, Inc.

File No. 5-90832

Ladies and Gentlemen:

On behalf of Choice Hotels International, Inc. (“we,” “our,” or the “Company”), we submit this letter in response to the comment letter, dated March 11, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced Amendment No. 3 to the Schedule TO-T (the “Third Amendment”), initially filed by the Company on December 12, 2023 (as amended, the “Schedule TO”).

The Staff’s comment is set forth below in italicized text, and our response to the Staff’s comment is set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Third Amendment.

Schedule TO-T/A filed March 11, 2024

General

1.

Please file a revised Schedule TO-T/A reporting the results of the offer, as required by Rule 14d-3(b)(2). We note that you state in the press release attached as Exhibit (a)(5)(B) to the Schedule TO-T/A that “support from Wyndham stockholders tendering into the exchange offer was significant considering the number of investors structurally prevented from participating at this stage” but do not disclose the number or percentage of shares tendered, as required by the Rule.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Third Amendment satisfies the requirement under Rule 14d-3(b)(2) that the bidder “file a final amendment on Schedule TO reporting promptly the results of the tender offer” because the Company disclosed in the Third Amendment that the Offer expired on March 8, that no shares of Wyndham Hotels & Resorts, Inc. (“Wyndham”) common stock were purchased pursuant to the Offer (including the specific reasons that no purchases were made) and that the Company instructed the exchange agent to return tendered shares to stockholders.

Rule 14d-3(b)(2) only requires that the bidder disclose the “results of the tender offer” and does not, unlike other tender offer rules, expressly require that such disclosure include the number or percentage of shares tendered prior to expiration. While the Company acknowledges that bidders in consummated tender offers generally disclose this information, such disclosure is relevant with respect to consummated offers because those bidders could not reasonably disclose the results of such offers without including the number of shares purchased. The Company similarly disclosed the number of shares purchased pursuant to the Offer by disclosing in the Third Amendment that no shares of Wyndham common stock were purchased. The Company reviewed a number of third-party tender offers that were terminated or otherwise expired, and the Company’s approach in the Third Amendment is consistent with the disclosure in a majority of those precedents. The Third Amendment is also consistent with the Staff’s own guidance on the disclosure required in announcements of terminated tender offers, which does not include a requirement that offerors include the number or percentage of shares tendered as of termination.1 Had the Staff intended that the specific number of shares tendered prior to termination be included in a termination announcement, we would have expected that the guidance would have contained similar language to the Rules referenced below which contain such a requirement.

In contrast to Rule 14d-3(b)(2), certain other tender offer rules specifically state when offerors must disclose the number of shares tendered as of a relevant date. For example, Rule 14e-1(d) specifically requires that any offeror seeking to extend a tender offer issue notice of such extension, “which notice shall include disclosure of the approximate number of securities deposited to date.” Similarly, Rule 14d-11(d) specifically requires that a bidder electing to provide a subsequent offering period must announce the results of the tender offer, “including the approximate number and percentage of securities deposited to date.” In the SEC’s adopting release related to Rule 14d-11, the Staff stated, “The new rule includes a requirement that bidders announce the results of the initial offering period (including the number and percentage of securities tendered) before 9:00 a.m. on the next business day following the close of the initial offering period. We believe an announcement is necessary to inform remaining security holders whether the offer was successful and whether or not a back-end merger is imminent.”2 The number and percentage of securities tendered to date may be a material consideration for stockholders where a subsequent offering period is provided or when an existing offering period has been extended because such information might influence stockholders’ decisions regarding whether to tender (or, in the case of an extension, whether to withdraw shares already tendered). However, these considerations are not relevant to

[1]

Compliance and Disclosure Interpretations Question 101.03 (March 17, 2023) specifically addresses the disclosure required in press releases announcing the termination of a tender offer, and states that the failure to include “the specific basis for termination” in such an announcement may constitute a material omission under Section 14(e). As acknowledged by the Staff, the Third Amendment complies with this guidance.

[2]	Regulation of Takeovers and Securityholder Communications, Release No. 33-7760, October 22, 1999.

stockholders where an offer has been terminated or withdrawn, since stockholders have no further decision to make regarding whether they will tender or withdraw shares pursuant to the tender offer – making the number or percentage of shares tendered immaterial. In the case of the Offer, there cannot be any reasonable confusion regarding whether the Offer was successfully closed or whether a merger was imminent because the Company clearly stated that the Offer expired, that no shares of Wyndham stock would be purchased, and that it had instructed the exchange agent to return tendered shares to stockholders.

In light of these differing circumstances and the fact that neither Rule 14d-3(b)(2) nor the Staff’s recent guidance on terminated offers include an express requirement that the offeror includes the number or percentage of shares tendered, the Company does not believe it is required or necessary to include the number or percentage of shares tendered to report the results the Offer.

For the foregoing reasons, the Company believes that the Third Amendment satisfies the requirements of Rule 14d-3(b)(2).

*  *   *  *

Should you have any questions related to the foregoing, please do not hesitate to contact me at (212) 728-8620 or dscalzo@willkie.com.

Respectfully submitted,

/s/ Danielle Scalzo
Danielle Scalzo

cc:	Adam M. Turteltaub, Willkie Farr & Gallagher LLP

Simone Wu, Senior Vice President, General Counsel, Corporate Secretary & External

Affairs, Choice Hotels International, Inc.